                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           OPHTHALMIC IMAGING SYSTEMS
                                [Name of Issuer]

                           COMMON STOCK, NO PAR VALUE
                         [Title of Class of Securities]

                                     683737
                                 (CUSIP Number)

                                  Arthur Silber
                                5508 Randall Road,
                         Montreal, Quebec H4V 2V8, Canada
                                 (514) 847-6341

                                 with a copy to:

                                 B. J. Yankowitz
                                 Heenan Blaikie
                       9401 Wilshire Boulevard, Suite 1100
                             Beverly Hills, CA 90212
                                 (310) 275-3600

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 Not applicable

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box: [___]

Note: Six copies of this statement, including all exhibits, should be fiiled with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


----------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contianing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages.)

     CUSIP No. 683737                                          Page 2 of 5 Pages



--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Arthur Silber

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    [__]
                                                                    (b)    [ x ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
            PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [___]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

--------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
   NUMBER OF
                                 31,500
    SHARES              --------------------------------------------------------
                        8.       SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY                      0
                        --------------------------------------------------------
     EACH               9.       SOLE DISPOSITIVE POWER

   REPORTING                     31,500

    PERSON              --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER
     WITH
                                 0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  31,500

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              N/A                                                          [___]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8% BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF APRIL 14, 1999

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSONS*
                  IN

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP No. 683737                                          Page 3 of 5 Pages



--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Victoria Dadouche

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    [__]
                                                                    (b)    [ x ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

            PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [___]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

--------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
   NUMBER OF
                                 191,500
    SHARES              --------------------------------------------------------
                        8.       SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY                      0
                        --------------------------------------------------------
     EACH               9.       SOLE DISPOSITIVE POWER

   REPORTING                     191,500

    PERSON              --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER
     WITH
                                 0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  31,500

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              N/A                                                          [___]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.6% BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF APRIL 14, 1999

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSONS*
                  IN

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683737                                               Page 4 of 5 Pages

Item 1.       Security and Issuer.

       This Schedule 13D relates to the shares of Common Stock, no par value ("Common Stock") of Ophthalmic Imaging Systems (the "Company"). The address of the principal executive offices of the Company is 221 Lathrop Way, Suite 1, Sacramento California 95815.

Item 2.       Identity And Background.

       (a) This Schedule 13D is being filed by Arthur Silber and Victoria Dadouche, who are husband and wife. Each of Arthur Silber and Victoria Dadouche disclaim beneficial ownership of the shares of Common Stock owned by the other. Neither owns beneficially more than 5 percent of the outstanding Common Stock; nevertheless, in an abundance of caution, Mr. Silber and Ms. Dadouche are voluntarily making this filing.

       (b) The address of the filing persons is 5508 Randall Road, Cote St. Luc, Quebec H4V 2V8, Canada.

       (c) Mr. Silber is Vice-President of Wood Gundy Private Client Investments, a division of CIBC World Markets Inc., 600 de Maisonneuve Boulevard W., Suite 3050, Montreal, Quebec H3A 3J2, Canada. Ms. Dadouch is not presently employed.

       (d)    Not Applicable.

       (e)    Not Applicable.

       (f)    Mr. Silber and Ms. Dadouche are both citizens of Canada.

Item 3.       Source and Amount of Funds or Other Consideration.

       The source of funds used to make the purchases was personal funds of Mr. Silber and Ms. Dadouche.

Item 4.       Purpose of Transaction.

       The filing persons have purchased their Common Stock of the Company for investment purposes. Originally, such purchases were made in reliance on the merger agreement between the Company and Premiere Laser Systems, Inc. ("PREMIERE"). As described in the Company's filings, the agreement was never consummated. According to Amendment No. 13 to its Schedule 13D, Premiere has made a proposal to acquire by merger of all of the outstanding shares of common stock of the Company that it does not already own in exchange for shares of Premiere's Common Stock. The filing persons have indicated to the Company that they would oppose such a transaction. The filing persons reserve the right to vote against the proposed merger, as well as any rights they may have as dissenting shareholders under Sections 1300 ET SEQ. of the California Corporations Code. While the filing persons at this time have no intention of seeking membership on the Company's Board of Directors or proposing an alternative transaction, they reserve the right to do so in the future.

CUSIP No. 683737                                               Page 5 of 5 Pages


       Ms. Dadouche acquired her 191,500 shares of Common Stock from Mr. Silber, and may in the future sell them back to Mr. Silber.

       Each of Mr. Silber and Ms. Dadouche own sole voting power and sole dispositive power over their respective shares.

Item 5.       Interest in Securities of the Issuer.

       Mr. Silber owns 31,500 shares of Common Stock, represending 0.8 % of the outstanding shares (based on 4,155,428 shares of Common Stock outstanding, as of April 14, 1999, as set forth in the Company's Form 10-QSB for the fiscal quarter ending February 28, 1999). Ms. Dadouch owns 191,500 shares, representing 4.6 % of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Not Applicable.

Item 7.       Material to be filed as Exhibits.

       Not Applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complte and correct.


Dated:   June 28, 1999                    /s/ Arthur Silber
                                    --------------------------------------------
                                               Arthur Silber



                                          /s/ Victoria Dadouche
                                    --------------------------------------------
                                               Victoria Dadouche